

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Michael Cleary
Senior Vice President and Controller
BOEING CO
929 Long Bridge Dr
Arlington VA 22202

      Re: BOEING CO
           Form 10-K
           Filed January 31, 2024
           File No. 001-00442

Dear Michael Cleary:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing